SHOREPOWER TECHNOLOGIES, INC.

5291 NE Elam Young Pkwy.

Suite 160

Hillsboro, OR 97124

March 25, 2024

Via Edgar Correspondence

Eranga Dias, Esq.

Staff Attorney

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Shorepower Technologies, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed March 18, 2024
File No. 333-274184

Dear Mr. Dias:

Shorepower Technologies, Inc. (the “Company”) is transmitting this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 22, 2024, with respect to the registration statement on Form S-1 (File No. 333-274184) (the “Registration Statement”) that was submitted to the Commission on August 24, 2023, and amended by Amendment No. 1 filed November 3, 2023, Amendment No. 2 filed November 13, 2023, Amendment No. 3 filed February 14, 2024, and Amendment No. 4 filed March 18, 2024. This letter is being submitted together with the filing of the Company’s Amendment No. 5 to the Registration Statement (“Amendment No. 5”). The numbered paragraphs below correspond to the numbered comments in that letter, and the Staff’s comments are presented in bold italics.

Amendment No. 4 to Registration Statement on Form S-1 filed March 18, 2024

Use of Proceeds, page 31

1. We note that you state that the trading price of your common stock is $0.20 per share. We note also your disclosure on the cover page that the closing price of your common stock was $0.06 on March 8, 2024. Please revise to be consistent.

Response: We have revised the trading price in Amendment No. 5 to match the closing price of our common stock on March 22, 2024, that was $.06 per share.

Executive Compensation, page 48

2. Please revise this section to reflect executive compensation as of your most recent fiscal year end. See Item 402(n) of Regulation S-K.

Response: We have amended the Executive Compensation section to reflect the compensation paid to Jeff Kim for the fiscal year ended February 29, 2024, since Saeb Jannoun, the former President, resigned on March 22, 2023.

Experts, page 58

Eranga Dias, Esq.

March 25, 2024

3. Please revise to also indicate that you have included the financial statements of Shurepower LLC as of and for the years ended December 31, 2022 and 2021, respectively, in the registration statement, and to reference the auditors whose reports you have included in reliance upon the authority of such firms as experts in accounting and auditing.

Response: We have set forth in Amendment No. 5 under the Experts section the reference to Olayinka Oyebola & Co. Chartered Accountants in connection with the audited financial statements for Shurepower, LLC for the years ended December 31, 2022 and 2021.

Exhibit 23.3, page X-1

4. Please provide an updated consent from Olayinka Oyebola & Co. Chartered Accountants that also indicates that the firm consents to all references to itself included in this registration statement.

Response: We have provided in Amendment No. 5 an updated consent for Olayinka Oyebola & Co. Chartered Accountants to all references to itself in the Registration Statement.

Exhibit 99.1

Financial Statements of Shurepower, LLC., page EX-1

5. We note your response to prior comment 6 indicating that the most recent financial statements of Shurepower LLC as of and for the year ended December 31, 2021 were accompanied by an audit report that was dated March 13, 2023. However, we note that the report of Olayinka Oyebola & Co. Chartered Accountants is dated February 1, 2023. Please revise the filing to include the updated audit report. Otherwise, please explain to us in greater detail the reasons for the revised amounts presented in Amendments 3 and 4 of the filing, and tell us why an updated auditor’s report reflecting the audit of these revised amounts is not required.

Response: We have corrected the inadvertent error by Olayinka Oyebola & Co. and have correctly dated the audit report in Exhibit 99.1 as March 13, 2023.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Culhane Meadows PLLC at (301) 910-2030 and by email at estern@cm.law. If you cannot reach him, please contact the undersigned at jkim@shorepower.com.

Sincerely,

/s/ Jeff Kim

Jeff Kim

Cc: Ernest M. Stern, Esq., Culhane Meadows PLLC